Delaware



The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE CERTIFICATE OF REVIVAL OF "MOXIE FOR KIDS,
INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF MAY, A.D.
2026, AT 1:26 O`CLOCK P.M.



Charuni Patibanda-Sanchez, Secretary of State

7480628 8100
SR# 20262737557

Authentication: 203994932
Date: 05-20-26

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is Moxie For Kids, Inc.
and, if different, the name under which the corporation was originally incorporated ______________.

2. The Registered Office of the corporation in the State of Delaware is located at Corporation Trust Center 1209 Orange St (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this Corporation may be served is The Corporation Trust Company.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was May 30, 2023.

4. The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2025, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate of revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

Signed by:
By: James Wall
25573CD7837A4F1...
Authorized Officer

Name: James Wall
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:26 PM 05/20/2026
FILED 01:26 PM 05/20/2026
SR 20262737557 - File Number 7480628